TRANSAKT CORP
BALANCE SHEET

	June 30	Dec. 31
	2004	2003
ASSETS
Cash	$427,924	$27,703
Accounts receivable	30,744	48,398
Inventory	378,496	310,132
Prepaid expenses and deposits	10,573	9,768
Advances to shareholder	24,851	24,851
	872,588	420,852

Advances to IP Mental Inc.	670,350	-

PROPERTY, PLANT AND EQUIPMENT	191,295	251,009
PATENTS AND TRADEMARKS	198,685	199,373

	1,932,918	871,234

LIABILITIES
Accounts payable & accrued liabilities	$430,706	$296,908
Short term debt	218,697	203,617
	649,403	500,525

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	$6,772,157	$5,447,021
Deficit	(5,488,642)	(5,076,312)
	1,283,515	370,709

	$1,932,918	$871,234

ON BEHALF OF THE BOARD

Signed: Daniel Pomerleau, Director
Signed: Riaz Sumar, Director

See accompanying notes.
Interim statements are not independently audited.

TRANSAKT CORP
STAEMENT OF LOSS AND DEFICIT

	Three Months Ended		Six Months Ended
	June 30 2004	June 30 2003	June 30 2004	June 30 2003

TRADE SALES	$13,635	$55,187	$69,731	$68,422

COST OF SALES	8,887	30,618	48,481	38,423

GROSS PROFIT	4,748	24,569	21,250	29,999

EXPENSES
Research & development	14,408	22,743	15,064	48,487
Management and consulting fees	91,725	71,725	155,200	134,430
Office	27,980	24,307	76,494	38,554
Rental	17,664	15,141	34,512	31,320
Travel	29,472	3,812	35,540	8,836
Professional fees	27,641	4,967	33,682	6,143
Interest and bank charges	5,910	1,603	12,579	3,400
Telephone	4,448	6,046	7,488	10,701
Advertising and promotion	910	1,423	2,059	2,625
Amortization	30,551	58,888	61,101	61,807
	250,709	210,655	433,719	346,303

OTHER INCOME
Interest Income	-	65	139	65
	-	65	139	65

Net Loss	245,961	186,021	412,330	316,239

Deficit - Beginning of year	5,242,681	4,506,842	5,076,312	4,376,624

Deficit - end of year	$5,488,642	$4,692,863	$5,488,642	$4,692,863

Loss per common share	($0.01)	($0.01)	($0.01)	($0.01)
Fully diluted loss / common share	-	-
See accompanying notes.
Interim statements are not independently audited.

TRANSAKT CORP.
STATEMENT OF CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30 2004	June 30 2003	June 30 2004	June 30 2003

OPERATING ACTIVITIES
Net Loss	$(245,961)	$(186,021)	$(412,330)	$(316,239)
Items not affecting cash
Amortization	30,551	58,888	61,101	61,807
	(215,410)	(127,133)	(351,229)	(254,432)
Changes in non-cash working capital
Accounts receivable	-1,472	-30,691	17,654	-13,203
Inventory	(63,952)	(306,832)	-68,364	(316,364)
Prepaid expenses	-305	270,771	(805)	144,482
Accounts payable and accrued liabilities	168,612	-1,781	133,798	12,586

	102,883	(68,533)	82,283	(172,499)
Cash flows used in operating activities	(112,527)	(195,666)	(268,946)	(426,931)

INVESTING ACTIVITIES
Additions to capital assets	-	(5,100)	-	(44,686)
Advances to IP Mental	-670,350	-	-670,350	-
Patents and trademarks	-	-4,161	(698)	33,103
Cash flows from investing activities	(670,350)	(9,261)	(671,048)	(11,583)

FINANCING ACTIVITIES
Issuance of common shares, net	617,685	41,715	1,325,135	41,715
Advances from shareholders	-	185	-	185
Promissory note	-	40,000	-	40,000
Increase in long term/short term debt	9,894	-38,131	15,080	67,182
Shares subscribed	-	383,460	-	383,460
Cash flows from financing activities	627,579	427,229	1,340,215	532,542

INCREASE (DECREASE) IN CASH FLOW	-155,298	222,302	400,221	94,028

Cash - beginning of period	583,222	146,103	27,703	274,377

CASH - END OF PERIOD	$427,924	$368,405	$427,924	$368,405

CASH FLOWS SUPPLEMENTARY INFORMATION

Interest paid	$5,071	$1,448	$11,026	$1,448

See accompanying notes.
Interim statements are not independently audited.

Notes to Interim Financial Statements

June 30, 2004

 (Unaudited)

1. DESCRIPTION OF OPERATIONS

The Company was incorporated under the laws of the Province of Alberta on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly traded company listed on the Canadian Venture Exchange.

The Company designs and develops mobile solutions and payment terminals using modular cellular phone technologies for the consumer electronics industry. The Company commenced commercial production on its development projects in 2003. Funding for activities is raised primarily through private and public share offerings and from financial support of related parties.  The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related capital assets is dependent upon future commercial success of the technologies and raising sufficient funds to complete research and development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below. Certain information and disclosures normally required to be included in notes to annual financial statements has been condensed or omitted.  The Interim Financial Statements should be read in conjunction with the Corporation's Financial Statements and notes thereto for the year ended December 31, 2003.  The Interim Financial Statements have been prepared following the same accounting policies and methods of computation as the Corporation's Financial Statements for the year ended December 31, 2003.

Foreign currency translation

All assets and liabilities of operations denominated in currencies other than Canadian dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period except for unrealized foreign currency gains and losses on long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of the related items on a straight-line basis.

Revenue and expense accounts are translated at the average rates of exchange prevailing during the period.

Patents and trademarks

Costs incurred to secure patents and trademarks, including patent application costs, have been deferred and are amortized to operations on a straight-line basis over five years commencing with commercial production in the current year.

Research costs are expensed as incurred. Development costs are expensed unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized to operations over the estimated market life of the product developed. No amounts for development expenses have been deferred.

The unamortized balance of deferred costs recorded in the balance sheet represents a carrying value which will be charged to income through amortization on a systematic basis. It does not necessarily represent, nor is it intended to represent net realizable value of the deferred costs, as realization is dependent on completion of the development process and the ability of the company to market the products developed. In addition, the Company anticipates significant further costs will be incurred prior to technologies being ready for market. As the Company does not currently have significant revenue from sales to fund these costs, completion of the development process and delivery of the technology to market will be dependent on the Company's ability to raise additional equity financing. If it is determined by management that the carrying value of the development costs will not be realizable by reference to the present value of future expected cash flows for the projects, related costs will be written down to recoverable value.

Future income taxes

The Company follows the liability method of tax allocation to account for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated. Future income tax assets are evaluated and if realization is considered "more likely than not" a valuation is provided.

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided at various rates designed to amortize the assets over their estimated useful lives. The amortization rates are as follows:

Lab equipment

30%

declining balance method

Computer equipment

30%

declining balance method

Telephone system

20%

declining balance method

Computer software

50%

straight-line method

Furniture and fixtures

20%

declining balance method

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the period which was 28,113,041.  Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Stock options

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

The recommendations encourage, but do not require the use of the fair value method of accounting for all stock-based employee compensation plans. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans and therefore, the Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of options is credited to share capital. The Company discloses the pro-forma effect of accounting for these awards under the fair value method (see Note 7).

Measurement uncertainty

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The precise value of many assets and liabilities is dependent on future events.  As a result, the preparation of financial statements for a period involves the use of approximations which have been made using careful judgment. Actual results could differ from those approximations.

3. ADVANCES TO SHAREHOLDERS

The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

4. CAPITAL ASSETS

	Cost	Accumulated amortization	Net book value June 30, 2004	Net book value December 31, 2003
Lab equipment and tools	$34,620	$27,455	$7,165	$ 8,430
Computer equipment	80,552	48,891	31,661	12,924
Tools and dies	150,949	42,266	108,683	120,759
Computer Software	170,097	129,687	40,410	105,145
Telephone system	6,594	4,163	2,431	2,701
Furniture and fixtures	2,563	1,618	945	1,050
	$445,375	$254,080	$191,295	$ 251,009

5. PATENTS AND TRADEMARKS

	Cost	Accumulated amortization	Net book value June 30, 2004	Net book value December 31, 2003
Patents and trademark applications and related costs	203,543	4,858	198,685	$199,373

6. SHORT TERM DEBT

The Company received $U.S. 90,450 and $U.S. 250,000 in 2003 and 2002, respectively, as proceeds of a series of promissory notes that totalled $U.S. 340,450. The funds were used to finance the production and sale of up to 1,000 TransAKT 1 units. The promissory notes are unsecured and bear interest at 10% per annum commencing six months after their issuance. A bonus amount of $U.S. 100 per TransAKT 1 unit sold, not exceeding $U.S. 100,000 in aggregate is added to the principal as the units are sold. The principal, interest and bonus amounts are repayable at the rate of $U.S. 350 for each TransAKT 1 unit sold.

The unpaid portion of the principal, interest and bonus amount not paid within one year could have been converted into common shares at the average common share closing price for the thirty consecutive trading days immediately preceding the notice to convert. The conversion feature expired on May 24, 2004.

7. SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited preferred shares

	Number	Amount
Balance December 31, 2003	28,015,453	$5,447,021
Issued during the quarter	3,552,215	1,431,736
Share issuance costs	-	(106,600)
Balance June 30, 2004	31,567,668	$6,772,157

Warrants

         The following is a summary of warrants issued and outstanding at June 30, 2004

	Number	Weighted Average Exercise Price
Balance December 31, 2003	1,692,222	$0.45
Issued, cancelled, expired, or exercised	-	-
Balance June 30, 2004	1,692,222	$0.45

Options

         The following is a summary of options issued and outstanding at June 30, 2004

Issued:	Number	Weighted Average Exercise Price
Balance December 31, 2003	3,185,000	$0.50
Issued	3,950,000	$0.41
Cancelled, expired, or exercised	(325,000)	$0.50
Balance June 30, 2004	6,810,00	$0.45

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the net earnings using the fair value method for stock options issued on or after January 1, 2002.

For the period ended June 30, 2004 a total of 3,950,000 incentive stock options.  The Company's net earnings and net earnings per share would have been as follows for the period ended June 30, 2004:

	June 30, 2004 As Reported	June 30, 2004 Pro-forma
Net loss	$412,330	$807,330
Loss per share	$0.01	$0.03

The fair value of options granted during 2004 was estimated on the date of the grant using the Black-

Scholes option pricing model with the following assumptions:

Expected life (years)

1.0

Risk-free interest rate (%)

4.0

Volatility

1.229

At June 30, 2004 the outstanding stock options are as follows:

Number of Shares	Exercise Price	Expiry Date
700,000	$0.50	October 18, 2005
100,000	$0.50	October 20, 2005
675,000	$0.50	December 11, 2005
1,385,000	$0.50	October 7, 2007
3,950,000	US$0.30	June 8, 2007

8. RESEARCH AND DEVELOPMENT

June 30, 2004
Outside consultants	$13,975
Materials, supplies, and licenses	1,089
$15,064

The Company is developing mobile solutions which include a payment terminal that enhances the functionality of cellular telephones.

9.  RELATED PARTY TRANSACTIONS

During the quarter the Company had the following transactions with related parties:

a) $90,750 was paid or accrued to individuals that were directors and shareholders or corporations controlled by them for management and consulting services;

b) Accounts payable includes $89,369 (June 2003 - $19,476) that are due to directors and officers;

c) An officer of the Company has an advance due to the Company of $24,851.

Related party transactions have been recorded at their dollar exchange amounts.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, due from shareholder, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the current year's presentation.

12. SUBSEQUENT EVENTS

On July 7, 2004, the Company announced that it was purchasing substantially all of the assets of IP Mental Inc., a Taiwan based provider of a Voice over Internet Protocol network and related hardware.

The Company is incorporating a new Taiwan based subsidiary called TransAKT Taiwan Co Ltd., which will hold the assets of IP Mental.  Terms of the Agreement are that the Company will issue 12,800,000 shares into escrow for all of the assets including the current client base but excluding current product inventory of IP Mental.  Employment agreements will also be entered into with all key management, employees, and contractors.  The shares will be released over 3 years with the first release to be in six months.  The Company expects to close the transaction within the next 30 days.

13. U.S. VERSUS CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The generally accepted accounting principles in the United States may require financial statement reporting and disclosure that differs from those in Canada.  There are no differences in the reporting requirements for Canada and the United States that would materially affect these financial statements.

The Company is a Development Stage Company (as described in U.S. SFAS 7).  Accordingly, the financial statements would be as presented with the following additional information provided:

Cumulative revenues earned during the development stage

$221,131

Cumulative expenses incurred during the development stage

$4,465,371

Cumulative funds raised during the development stage:

Common shares issued

$5,569,663

In accordance with Canadian Generally Accepted Accounting Principals the Company capitalizes the costs of obtaining patents and trademarks.  The costs remain capitalized until commercial production commences at which time the costs are amortized on straight line basis over 5 years.  Under U.S. Generally Accepted Accounting Principals the costs of obtaining patents and trademarks would be capitalized until the patent or trademark is granted at which time the costs would be amortized over 17 years.

Management does not believe that any recently issued but not yet effective FASB accounting pronouncements, if currently adapted, would have a material effect in the accompanying financial statements.